Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

July 23, 2012

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Larry Spirgel

Re:	Performant Financial Corporation
Amendment No. 1 to Registration Statement on Form S-1, File No. 333-182529

Ladies and Gentlemen:

On behalf of Performant Financial Corporation (the “Registrant” or the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto for review by the Securities and Exchange Commission (the “Commission”).

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to the comment received from the staff (the “Staff”) of the Commission in its letter dated July 12, 2012. Set forth below is the Registrant’s response to the Staff’s comment. Marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

General

1.

We note on June 28, 2012 all of the outstanding shares of your series A preferred stock were converted into 699,555 shares of common stock and 699,555 shares of series B preferred stock, which were then redeemed for approximately $16.3 million. In addition to the common shares that you have disclosed will be included

www.pillsburylaw.com

July 23, 2012

in your pro forma per share calculations, your pro forma per share calculations should also give effect to the 699,555 shares of common stock issued upon conversion of the series A preferred stock and the number of shares of common stock whose proceeds would be necessary to redeem the series B preferred stock.

Response: Changes have been made to pages F-12 and F-32 to address the Staff’s request that the Registrant adjust its pro form per share calculations related to the redemption of its preferred stock. As discussed with the Staff on July 18, 2012, the revised pro forma per share calculations include the number of shares of common stock whose proceeds would be necessary to redeem the series B preferred stock that was outstanding as of December 31, 2011.

*****

The Registrant acknowledges the following and confirms it will include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

www.pillsburylaw.com

July 23, 2012

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (415) 983-7480. Comments can also be sent via facsimile at (415) 983-1200 or via email to blair.white@pillsburylaw.com.

Very truly yours,

/s/ Blair W. White
Blair W. White

www.pillsburylaw.com